PUBLICIS GROUPE TO ACQUIRE BUSINESS INTERACTIF

Move in France to Strengthen Publicis Groupe’s Leadership in Digital and
Interactive Communications

  Acquisition by Publicis Groupe of the founding partners combined stake, representing 49% of the share capital of Business Interactif
  10.10 euros per Business Interactif share; to be paid 50% in cash and 50% in Publicis Groupe shares
  Mixed Public Offer to be Filed Within the Coming Weeks

Paris, June 14, 2007 – An agreement was reached today between Publicis Groupe and the senior managers and founders of Business Interactif, Emmanuel Henrion and François de la Villardière under which they agree to sell to Publicis Groupe a block of shares accounting for approximately 49% of the capital of Business Interactif, a company listed on the Eurolist of Euronext Paris. Through this project, Business Interactif will join Digitas, the leader in digital and interactive communication, which became part of Publicis Groupe in January 2007.

Business Interactif’s employee’s council (Comité d’entreprise) was consulted today on Publicis Groupe’s intention to acquire Business Interactif, and they gave a favourable opinion on this transaction. The Business Interactif Board of Directors met today and unanimously approved the project, considering it would benefit the company, its employees as well as its clients. The Board declared that it will formally recommend Business Interactif shareholders to tender their shares, after a satisfactory report of the independent expert, Associés en Finance, responsible for issuing the fairness opinion required by authorities.

Subject to the completion of the conditions precedent1, Publicis Groupe will file a mixed public offer with the AMF (the French securities market regulator) for the remaining capital of Business Interactif at 10.10 euros per share, under the same conditions as those under which the managers agreed to sell their shares. This offer will likely be filed within the next weeks.

The Strategic Framework of the Transaction

This acquisition is part of the Publicis Groupe strategy aiming to expand its leadership in digital communications and to reinforce its expertise with the best talent in this industry.

Founded in 1996, Business Interactif is the top independent French digital and interactive communications group, and is among the most successful companies in the industry. Business Interactif provides an extensive range of solutions and services including: recruitment and loyalty programs, sponsored links, e-mail and marketing campaigns, search engine optimization, site design, implementation and maintenance. Clients include L’Oréal, Nestlé, EDF, Bouygues Telecom, PPR, Ventes Privées, Lancôme, Seb, The International Olympic Committee, and others. Business Interactif employs 250 interactive communication specialists.

1The Commissaire aux Apports report, and a fairness opinion by an independent expert.

The acquisition of Business Interactif is a critical step in a strategic international expansion plan allowing advertisers to take increased advantage of Digitas’ unique know-how. It is natural to start in France. Emmanuel Henrion and François de la Villardière, the managers of Business Interactif, have made commitments to stay within the Groupe for at least three years and will now head Digitas France and will serve on the Digitas Global Board. The two will also manage Prodigious Europe.

Maurice Lévy, CEO and Chairman of Publicis Groupe said “The acquisition of Digitas at the beginning of the year was a major strategic turning point for our Groupe, and this repositioning has increased our momentum towards the digital revolution. Our ambition is to bring our clients the most advanced cutting-edge expertise in digital, interactive, and mobile communications. Business Interactif is the French leader in the market and we are delighted that Emmanuel Henrion and François de la Villardière, along with their talented teams, have chosen to join our Groupe. After the success of Publicis.Net, Zed Digital, and other specialized entities, Publicis Groupe will be in a position to bring its clients and prospects the full range of services in the digital space – and offer formidable career opportunities to the best and brightest digital talent in France.”

David Kenny, Chairman and CEO of Digitas, and Vice President of Publicis Groupe responsible for digital strategy, added “We are taking some very decisive steps at the moment implementing our international strategy, and rolling out our brand on a global scale. Concrete results include taking on global digital assignments for clients, recruiting several strong leaders, stronger analytic and operational ties to the major digital media companies, as well as today’s announcement of the acquisition of Business Interactif, and the arrival of these teams to the heart of the Digitas network. This important step follows the recent launch of Digitas London. Our objective is to be able to propose to our clients the best solutions in digital and interactive communications. Digitas is now capable of servicing the most demanding European clients from its French or UK platforms.”

Emmanuel Henrion and François de la Villardière, the senior managers and founders of Business Interactif, announced from their side “Our business sector is rapidly being consolidated by communications groups, Internet actors and media groups. We chose Publicis Groupe for two reasons: Digitas and David Kenny give Publicis Groupe an incredible growth lever to win the digital revolution. Digitas is very strong in the United States, and we are looking forward to contributing to its development in Europe from France. In addition, Publicis Groupe and Maurice Lévy represent an exceptional French success story that we – along with our teams – are very proud to join.”

Publicis Groupe has nearly 4,000 employees in France, its country of origin (out of 42,000 worldwide). The Groupe has been present since 1926, and today includes Publicis (and the very first agency Publicis Conseil), Leo Burnett, Saatchi & Saatchi and Publicis Groupe Media France (ZenithOptimedia, Starcom), as well as units dedicated to digital and interactive communication such as Publicis Modem, Publicis Net, Arc and Saatchi & Saatchi X. Publicis Groupe also has several marketing services networks such as Publicis Consultants, Publicis Events and Publicis Healthcare France.

The Terms of the Offer

The transfer of the senior managers’ shares was agreed at the price of 10.10 euros for each Business Interactif share, representing a premium of 9.8% to the closing price of Business Interactif’s shares on June 13. 10.10 euros per share represents a premium of 23.3% and 34.7% to the three-month and six-month weighted average price of Business Interactif shares respectively, prior to the press rumours of last April 16.

50% of this transaction will be paid in cash and 50% will be paid in new Publicis Groupe shares. Based on 100% of the capital of Business Interactif, this represents a total consideration of 137m€, split between a 68m€ cash component and 2.0m newly issued Publicis Groupe shares1.

The transaction is expected to close in the course of the third quarter of 2007 and will have a neutral impact on Publicis Groupe 2007 EPS.

In accordance with French stock market regulations, Publicis Groupe will offer Business Interactif shareholders to tender the remaining 51% of shares under a mandatory offer of 10.10 euros per share. The filing of this offer within the coming weeks is subject to the completion of the conditions precedent set in the aforementioned agreement. It is expected that the Publicis Groupe offer will be structured as a mixed public offer with a principal offer and two subsidiary offers subject to an aggregate limit of 50% in Publicis Groupe shares and 50% in cash.

Under the principal mixed public offer, Business Interactif shareholders will be offered to exchange 33 Business Interactif shares for 5 newly issued Publicis Groupe shares, and €167 in cash. Under the subsidiary exchange offer, Business Interactif shareholders will receive 10 newly issued Publicis Groupe shares for 33 Business Interactif shares. Under the subsidiary cash offer, Publicis Groupe will offer to purchase Business Interactif shares for €10.10 / share.

For this transaction, Lazard acted as financial advisor to Publicis Groupe and Messier Partners as well as Rothschild & Cie acted as financial advisors to Business Interactif and to the selling shareholders.

* * *

Publicis Groupe (Euronext Paris: FR0000130577 and NYSE: PUB) is the world’s fourth largest communications group, and a global leader in digital and online advertising, media consulting, and healthcare communications. With some 42,000 professionals in 104 countries, the Groupe’s activities cover advertising, through three global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49%-owned Bartle Bogle Hegarty; media agencies with two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services, including digital and interactive communications through Digitas; relationship and direct marketing, public and media relations, corporate and financial communications, multicultural communications, and event communications. The Groupe is also the world leader in healthcare communications.
Web site: www.publicisgroupe.com

Business Interactif (Euronext Paris: FR 0000076051) is France’s leading and most integrated pure-play interactive marketing agency. The company offers a complete range of services and products designed to optimize multi-channel relationships and interactive marketing strategies such as: Recruitment and loyalty building e-mail and marketing campaigns, Search engine optimization, Site design, implementation and maintenance.
Business Interactif has a strong International presence with offices in Paris, New York, Tokyo and Shanghai, and has an impressive portfolio of long term top-tier clients: Accor, Airbus, Areva, Bic, Carrefour, Chronopost, International Olympic Committee, EDF, Lancôme, Lagardère, L’Oréal, Nestlé, PPR Group, SEB Group, Renault, Société Générale, and others. Business Interactif has specialized units, such as Webformance, European leader in search engine optimization, and I Base, a leader in email marketing.
Web site: www.businessinteractif.fr

Contacts

Publicis Groupe
Eve Magnant, Corporate Communications                 + 33 (0)1 44 43 70 25
Martine Hue, Investor Relations                                + 33 (0)1 44 43 65 00

Business Interactif
Emmanuel Henrion / François de la Villardière           + 33 (0)1 49 68 12 12

1 Number of shares calculated on the basis of 20 trading days weighted average price of Publicis Groupe shares, June 11, taking into account 0.5€/share of dividend due to be paid on 3rd July 2007

About Business Interactif

As a leading interactive marketing agency in France, Business Interactif offers a complete range of services and products designed to optimize multi-channel relationships and interactive marketing strategies. The company offers the following services:

- Digital Marketing Services: Website creation and design, e-marketing and e-commerce solutions
- Traffic (Media and Data): Search engine optimization, loyalty building email and marketing campaigns, viral marketing, sponsored links, mobile marketing
Business Interactif uses a technical, multilingual, multi-device, platform allowing it to deliver on all kinds of marketing, and to measure and optimize performance (through tracking and reporting tools).

This platform is organized as follows:
- E-commerce: BI Commerce is the top e-commerce solution shop.
- Content Management: BI Content Management is a content management tool that integrates standard and adapted solutions based on different type of  clients
- Tracking: Marketing Console allows to practically navigate in real time the different communications solutions based on their ROI.

Key Figures

IFRS, € in million	2004	2005*	2006	2007***

Sales	12,1	15,9	28,9	40

EBITDA	0,6	1,7	4,4	9

EBITDA Margin	4.90%	10.70%	15.20%	22.5%

EBIT before exceptionals	0,6	1,4	3,2	-

EBIT**	0,6	1,4	1,2	-

Net Income	0,5	1,5	0,4	-

(*) Including Webformance for the fourth quarter, (**) After exceptional and non recurring items related to relocation of company’s headquarters, (***) Public guidance from Business Interactif, March 27, 2007

Business Interactif executes over 250 projects every year for more than fifty active clients. Since 2000, the agency has received an average of 5 professional awards per year, including last year’s title of “Interactive Agency of the Year 2006”. 85% of its clients have worked with them for over 6 years. Its global reach spans 3 continents: Europe (France), Asia (Tokyo and Shanghai) and North America (New York).

Senior Managers and Founders

François de La Villardière

François de La Villardière, 42, graduated from the Institut d'Etudes Politiques et des Relations Internationales and of the Institut Supérieur de Gestion. François has developed a wealth of experience in the deployment of complex IT solutions, with over 9 years of telecommunications consulting experience at SI Consulting and France Telecom. He now manages the Business Interactif's operations and supervises client strategy. He is in charge of Operations, and strategic follow-up for clients.

Emmanuel Henrion

Emmanuel Henrion, 42, graduated from the ESCP and began a career in media, where he managed various marketing, editorial and commercial services. Emmanuel has over 10 years of experience in new technologies and his responsibilities at Business Interactif include group management, client and service strategy.